Victory Energy Corporation

News Release

CONTACT:

Robert J. Miranda

Chairman and Interim Chief Executive Officer                                                                                                Investor Relations

Chief Financial Officer                                                                                                                                                   714.480.0305

714.480.0305

VICTORY ENERGY CORPORATION ANNOUNCES NEW EXECUTIVE APPOINTMENTS

-- Opens Office in Austin, Texas --

Newport Beach, CA, January 10, 2011 – Victory Energy Corporation (VYEY.PK) today announced that it has appointed Mr. Kenneth Hill to the position of vice president and chief operating officer, and Mr. Stanley L. Lindsey to the position of vice president of exploration and development. Additionally, the company announced that is has opened an office in Austin, Texas.

As vice president and chief operating officer at Victory Energy, Mr. Hill will take on the leadership role of managing operations for the company, overseeing contract negotiations, field oversight and administration.

Mr. Hill brings a broad array of corporate operations and financial expertise to his new position with the Company. Over the last twenty-five years, he has been instrumental in the development and success of numerous well-known companies in a variety of industries.

For the past three years, Mr. Hill held the titles of interim chief executive officer, vice president of operations and vice president of investor relations for the U.S. subsidiary of a publicly traded Australian oil and gas company. As interim CEO, he brought the company to profitability in less than twelve months. He was influential in bringing $7 million of new capital to the company in 2009 and then quickly finding and drilling the company’s first successful oil wells. During his tenure he developed all global information sharing and data libraries as well as all internal operations and business processes for the company. He was also responsible for the coordination of global investor relations. He attended Southwest Texas State University and has completed several executive MBA programs at the University of Texas, Austin.

Mr. Lindsey, Victory Energy’s newly appointed vice president of exploration and development, will be responsible for identifying, evaluating and developing oil and natural gas resource opportunities and overseeing project delivery.

He has over 30 years of experience in the oil and gas industry, including exploration, development, operations, acquisitions and divestitures. He is a certified petroleum geologist by both the American Association and the American Institute of Petroleum Geologists. His areas of expertise are seismic mapping (2D and 3D), subsurface mapping, and well log analysis. He has worked in numerous states in the U.S.A. as well as in Australia and Africa. He is a member of the AAPG, AIPG, SIPES, and Houston Geological Society.

He holds a bachelor’s degree in geology with a minor in chemistry from Stephen F. Austin State University.

Robert Miranda, Victory Energy’s chairman and interim CEO, stated, “We are pleased to have these two accomplished individuals join Victory Energy.  The addition of Kenny and Stan will provide Victory Energy with means to identify the most profitable areas to drill for oil and natural gas deposits, and help locate and vet additional opportunities that may be available to the company.  They possess the ability to implement the necessary operational and administrative functions necessary for a thriving business.”

About Victory Energy Corporation

Victory Energy Corporation is engaged in the exploration, acquisition, development, and exploitation of oil and gas properties. The company's current producing assets are located in the state of Texas.

Victory Energy seeks to identify proven development prospects, conduct thorough geological and engineering evaluations and then target suitable farm-in partners for long term development of additional prospects.

For more information, please visit our website www.victoryenergyoilandgas.com

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

There are forward-looking statements contained in this news release.  They use such words as “intend,” “will,” “may,” “expect,” “believe,” “plan,” or other similar terminology.  These statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results to be materially different than those expressed or implied in such statements.  These factors include, but are not limited to: risks associated with the implementation of the Company’s strategic growth plan; legislation and government regulation including the ability to obtain satisfactory regulatory approvals; conditions beyond the Company’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting the Company’s customer base or acts of war or terrorism; availability and cost of materials and labor; demand for natural gas; cost and availability of capital; competition; the Company’s overall marketing, operational and financial performance; economic and political conditions; the continued service of the Company’s executive officer; adverse developments in and increased or unforeseen legal costs related to the Company’s litigation; the success of the Company’s strategic partnerships and joint venture relationships; the Company’s ability to pay certain debts; adoption of new, or changes in, accounting policies and practices; adverse court rulings; results of other litigation in which the company is involved; and other factors discussed from time to time in the Company’s news releases, public statements and/or filings with the Securities and Exchange Commission.  Forward-looking information is provided by Victory Energy Corporation pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 and should be evaluated in the context of these factors.  In addition, the Company disclaims any intent or obligation to update these forward-looking statements.

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